Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND TO FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS

	2014	2013	2012	2011	2010
	(in thousands of U.S. dollars except ratios)
Earnings
Net income (loss) from continuing operations after non-controlling interests	$7,153	$95,646	$105,389	$(104,277)	$30,533
Add: income tax expense (recovery)	2,179	2,225	(10,477)	6,679	(9,718)
Add: non-controlling interests in net income (loss) from continuing operations	10,503	(19,089)	58	18,901	26,856
Add: fixed charges	91,283	84,436	51,554	45,545	55,034
Add: amortization of capitalized interest	2,523	2,266	1,736	1,471	1,191
Add: distributed income of equity investees	16,803	—	—	—	—
Less: income from equity investees	(10,341)	(6,731)	—	—	—
Less: non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(7,969)	6,221	4,402	(6,595)	(794)
Less: interest capitalized	(2,300)	(19,600)	(1,522)	(5,870)	(10,940)

Earnings	$109,834	$145,374	$151,140	$(44,146)	$92,162

Fixed Charges
Interest expensed	$88,381	$62,855	$47,508	$35,929	$36,242
Interest capitalized	2,300	19,600	1,522	5,870	10,940
Estimated interest expense in time charter hire expense	602	1,981	2,524	3,746	7,852

Fixed Charges	$91,283	$84,436	$51,554	$45,545	$55,034

Fixed Charges and Preferred Unit Distributions
Preferred unit distributions	$12,217	$7,461	—	—	—

Fixed Charges and Preferred Units Distributions	$103,500	$91,897	$51,554	$45,545	$55,034

Ratios
Earnings to Fixed Charges(1)	1.2x	1.7x	2.9x	— (2)	1.7x
Earnings to Fixed Charges and Preferred Units Distributions(1)	1.1x	1.6x	2.9x	— (2)	1.7x

(1)	This data is unaudited for all periods presented. No preferred units were outstanding during any of 2010, 2011 or 2012. We issued Series A Preferred Units in 2013.
(2)	For the year ended December 31, 2011, the ratio of earnings to fixed charges and to fixed charges and preferred unit distributions were in each case less than 1.0x. The amount of the deficiency in each case was $89.7 million.